March 20, 2009
VIA EDGAR
Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 20549

Re:	Castle Brands Inc. (“we”, “our” or the “Company”)
Form 10-K and 10-K/A for the fiscal year ended March 31, 2008 (as amended, the “Form 10-K”)
Forms 10-Q for the periods ended June 30, 2008 and September 30, 2008
File No. 001-32849
Dear Mr. Reynolds:
     We are submitting this letter to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”). Each of the staff’s comments is set forth below (with page references unchanged) and is followed by our response.
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended March 31, 2008 Compared with Fiscal Year Ended March 31, 2007 Results of Operations, page 36
1.     We note your presentation of EBITDA excludes goodwill impairment charges and stock based compensation expense. As such, it appears that this non-GAAP performance measure is not in compliance with Item 10(e) of Regulation S-K. Specifically, these guidelines prohibit presentation of a non-GAAP performance measure which eliminates or smoothes items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Accordingly, please remove the presentation of this measure (e.g. refer to pages 39-40 and pages 42-43 of your filing) or tell us how your presentation complies with Item 10(e) of Regulation S-K.

Response:
We respectfully note that we have eliminated the presentation of EBITDA effective with our Form 10-Q for the quarter ended June 30, 2008 and in all subsequent filings. Also, we do not currently expect to include EBITDA in future filings. Should circumstances change and we determine that the presentation of EBITDA would be helpful to an understanding of our financial condition, such presentation would continue to comply with Item 10(e) of Regulation S-K.
The following analysis shows our review of Item 10(e) and our conclusions with respect to our compliance with these requirements:
(e)     Use of non-GAAP financial measures in Commission filings. (1) Whenever one or more non-GAAP financial measures are included in a filing with the Commission:
(i)     The registrant must include the following in the filing:
(A)     A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);
     We provided the required prominent disclosure of the most directly comparable GAAP financial measure.
(B)     A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section;
     EBITDA was accompanied by a reconciliation of net income to EBITDA. We included a description of what items were eliminated from net income to arrive at EBITDA to enhance the reader’s understanding of management’s use of EBITDA, as defined.
(C)     A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and
     Our prior management considered EBITDA an important tool in evaluating our financial performance on a consistent basis across various periods. Due to the significance of the impairment charge and other non-cash items, EBITDA enabled our Board of Directors and management to monitor and evaluate the business on a consistent basis.

     Also, management used EBITDA as one of the primary measures to, among other things:
•	evaluate performance on a period over period analysis, when comparing actual results to budgeted performance and when allocating additional resources;

•	analyze and evaluate financial and strategic planning decisions regarding future operating investments and potential transactions, which may be more easily evaluated in terms of EBITDA; and

•	assist industry analysts and investors in assessing our liquidity, our ability to incur and service debt, make capital expenditures and meet working capital requirements.
     We believe that EBITDA eliminates items that are not part of our core operations, such as a goodwill impairment, or do not require a cash outlay, such as stock-related compensation. This allows for more consistent period-over-period analysis, making EBITDA a useful performance measure for both our management and investors as described above. We believe that each adjustment from net income to EBITDA is useful in providing the reader a consistent analysis of our core business, despite the limitations associated with the use of EBITDA.
     As noted above, we have eliminated the presentation of EBITDA effective with our Form 10-Q for the quarter ended June 30, 2008 and in all subsequent filings.
(D)     To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section; and
     Please see above regarding additional purposes for which management uses EBITDA.
(ii)     A registrant must not:
(A)     Exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA);
     Not applicable.
(B)     Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years;

     As noted above, we believe that our presentation of EBITDA eliminates items that are not part of our core operations, such as a goodwill impairment, or do not require a cash outlay, such as stock-related compensation. Our intent was not to eliminate or smooth items identified as non-recurring, infrequent or unusual, but rather to allow the reader better comparison of our operating results over comparable periods. As such, EBITDA was calculated consistently for all periods presented.
(C)     Present non-GAAP financial measures on the face of the registrant’s financial statements prepared in accordance with GAAP or in the accompanying notes;
     Not applicable.
(D)     Present non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X (17 CFR 210.11-01 through 210.11-03); or
     Not applicable.
(E)     Use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures; and
     Not applicable.
Contractual Obligations, page 51
2.     It does not appear that your contractual obligations table includes your commitments for interest payments on long-term debt or for amounts due under supply agreements (as disclosed in Note 17 to your financial statements). Please revise the table to include these amounts or provide a footnote to the table which clearly identifies the excluded items and provides any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and Section IV of SEC release No. 33-8350 for further guidance.
Response:
While we acknowledge your comment that we did not include our commitments for interest payments in our contractual obligations table, we respectfully note that, as previously reported in our SEC filings, substantially all of the underlying debt and all accrued interest have been converted to equity. In the future, contractual obligations tables will include any material commitment for interest for any future debt incurred. Accordingly, we respectfully request that we not be required to amend our previous filing to include a cash commitment for interest payments relating to debt obligations that have since been eliminated via a non-cash conversion to equity.

Our contractual obligations table did not include amounts due under our supply agreements as we have no liability until the goods are received. Any balances due for goods received are included in accounts payable.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 8 — Goodwill and Intangible Assets, page 69
3.     We note that you recorded an $8.8 million charge for goodwill impairment in connection with a downward revision in forecasted earnings, an increase in your incremental borrowing rate due to poor operating results, and a decrease in the value of comparable companies. Please tell us how you considered the effect of these factors as it relates to whether your long-lived intangible assets were impaired at March 31, 2008. Your response should also address how you considered (i) the decrease in your market capitalization from $31.1 million at December 31, 2007 to $15.9 million at March 31, 2008, (ii) your history of net operating losses, and (iii) your history of negative cash flows from operations.
Response:
We assessed the potential impairment of our long-lived assets under SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and determined that no impairment existed. In general, our procedures in evaluating the potential impairment of our long-lived intangible assets included, but were not limited to, the following:
•	Analysis of our history and future operations and assets;

•	Analysis of our financial and operating projections including revenues, operating margins (e.g., earnings before interest and taxes), working capital investments, and expected capital expenditures;

•	Analysis of conditions in, and the economic outlook for, the beverage alcohol industry as a whole, and the distilled and blended liquors segment in particular;

•	Analysis of general market data, including economic, governmental, and environmental forces, that may affect the value of the Company and its assets;

•	Analysis of financial data for publicly traded companies engaged in the same or similar lines of business; and

•	Analysis of other facts and data considered pertinent to our evaluation.
We considered the effects of a downward revision in forecasted earnings on our intangible assets in computing the sum of the expected future cash flows from the underlying assets. Although the downward revision resulted in a reduced value from prior years, the sum of the expected future cash flows still exceeded the carrying value of the assets.

The increase in our incremental borrowing rate due to poor operating results is an indication of the leveraged value of the Company as a whole, including then existing debt and debt to equity ratios. We considered the effects of this increase in our incremental borrowing rate on the individual long-term assets and determined that the underlying asset values were greater than the relative leverage value of the Company, including its outstanding debt obligations.
Similarly, when considering the effects of a decrease in the value of comparable companies, the decrease in overall value of a company’s publically-traded equity securities may not be representative of the fair value of its long-lived assets. We determined that the decrease in the value of comparable companies was not necessarily indicative of the relative value of the long-lived assets in general and was not indicative of the value of our assets in particular.
These factors gave rise to a potential indication of impairment of our goodwill and intangible assets at March 31, 2008.
In May 2008, we engaged a nationally recognized investment banking firm as our exclusive financial advisor in connection with the evaluation of various potential strategic transactions, including the raising of additional equity from prospective investors, and the evaluation of the potential sale of one or more assets. Our estimates of the relative fair value of our long-lived intangible assets were further supported by this process as we received numerous bona fide third party proposals for our long-lived assets that exceeded the respective carrying values of those assets.
As disclosed in Note 8 to our financial statements in the Form 10-K, our long-lived intangible assets consist of trademarks, relationships, patents and rights, among others. Of these assets, the single largest long-lived intangible asset is the global distribution rights for Gosling’s rum and rum-related products, which accounted for approximately 75% of the total value of our long-lived intangible assets at March 31, 2008. The Gosling’s rum brands account for nearly 30% of our annual revenues. In addition to bona-fide third party offers for our interest in the distribution rights in excess of carrying value, depletion rates of Gosling’s rums (considered a strong indication of a brand’s strength by the beverage alcohol industry) continue to far exceed the rates of the categories in which they compete, an indication of the relative value of the underlying asset.
Further, as disclosed in Note 6 to our financial statements in the Form 10-K, during the fiscal year ended March 31, 2008, we completed the purchase price allocation relating to our acquisition of McLain & Kyne, Ltd. A third party valuation based on weighted average cost of capital versus return on invested capital supported the estimated fair values and useful lives of intangible assets acquired. This valuation further supported our determination that no impairment of long-lived intangible assets existed at the balance sheet date.

We also evaluated the estimated useful lives of our long-lived assets and concluded that they did not require revision as of March 31, 2008.
Quoted market prices in active markets are the best evidence of fair value of a company. However, the market price of a reporting unit’s publicly traded equity securities may not be representative of the relative fair value of the underlying assets. Furthermore, it is important to note that our observable market capitalization is based upon observed transactions of small, minority interests. The decrease in our market capitalization from $31.1 million at December 31, 2007 to $15.9 million at March 31, 2008 is indicative of many things, including, but not limited to:
•	our capital structure;

•	the amount and short-term nature of the debt on our balance sheet at March 31, 2008;

•	our available cash and access to alternative sources of financing

•	overall market and economic conditions; and

•	conditions within the beverage alcohol industry
Fair value is defined as the amount paid in a current transaction between willing parties, which may differ from the market capitalization of a company. As noted above, we received bona fide third-party offers for our long-lived assets that exceed not only the carrying value of such assets but also approached our March 31, 2008 market capitalization.
In considering (i) our history of net operating losses and (ii) our history of negative cash flows, we reviewed our cost containment efforts, particularly efforts to reduce sales and marketing expenses.
These steps included:
•	staff reductions in both the U.S. and international operations;

•	a restructuring of our international distribution system;

•	a restructuring of the Gosling Castle Partners, Inc. working relationship;

•	moving production of certain products to a more cost-effective facility in the U.S.; and

•	reduction in general and administrative costs, including professional fees, insurance, occupancy and other overhead costs.
The result of our revenue growth and expense reduction is that we expect to generate cash flows from operations in the near term that will continue to increase the relative value of the underlying long-lived intangible assets.
Based on these and other factors, we determined that there was no impairment of our long-lived intangible assets at March 31, 2008 and we proceeded to apply the guidance of SFAS 142 “Goodwill and Other Intangible Assets” to our goodwill and other indefinite-lived intangible assets.

Signatures
4.     The signature pages of your Forms 10-K and 10-K/A do not indicate that your Controller or Principal Accounting Officer has signed. If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your Controller or Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(a) and (b) to Form 10-K.
Response:
Alfred J. Small, whose signature appears on the Form 10-K, is the both our Principal Financial Officer and the Principal Accounting Officer. His status as our Principal Accounting Officer was inadvertently omitted. We will indicate each capacity in which he is signing in future SEC filings.
Thank you for your kind assistance with this matter. Please call me at 646-356-0213 with any questions.

Very truly yours,
/s/ Alfred J. Small
Alfred J. Small
Senior Vice President, Chief Financial Officer, Treasurer & Secretary

cc:	Ms. Susann Reilly, Attorney Ms. Pam Howell, Special Counsel Castle Brands Inc. Audit Committee Eisner LLP